Exhibit 4.18

Equity Pledge Agreement

This Equity Pledge Agreement (the “Agreement”) is made, entered into and executed on November 4, 2022 in Beijing, the People’s Republic of China (“China”) by and among:

Party A:

Beijing Dakr Information Technology Co., Ltd., a limited liability company established and existing in accordance with Chinese laws, with its address at Room 601-1, Floor 6, Building 1, Courtyard 10, Chaoyang Park South Road, Chaoyang District, Beijing (the “Pledgee”);

Party B:

1.

Tianjin Zhang Gongzi Technology Partnership (Limited Partnership), a limited partnership established and existing in accordance with Chinese laws, with its address at 1102-072, Floor 11, Tower MSD-G1, TEDA, Second Avenue, Tianjin Economic and Technological Development Zone;

2.

Shenzhen Guohong No. 2 Enterprise Management Partnership (Limited Partnership), a limited partnership established and existing in accordance with Chinese laws, with its address at 18D, Tairan Jinsong Building, East Tairan Avenue, Shatou Street, Futian District, Shenzhen;

3.

Ningbo Meishan Bonded Port Area Tianhong Lvheng Investment Management Partnership (Limited Partnership), a limited partnership established and existing in accordance with Chinese laws, with its address at C0953, Area A, Room 401, Building 1, No. 88 Qixing Road, Meishan, Beilun District, Ningbo, Zhejiang;

(Collectively, “Party B” or the “Pledgor”)

Party C:

Beijing Duokr Information Technology Co., Ltd., a limited liability company established and existing in accordance with Chinese laws, with its address at Room 3003, Floor 3, No. 39 West Street, Haidian District, Beijing.

In the Agreement, the Pledgee, the Pledgor and Party C are referred to as a “Party” individually and the “Parties” collectively.

Whereas:

1.

On the date of execution of the Agreement, Party C has approved the capital increase resolution to increase capital. After the capital increase is completed, the shareholders of Party C will be changed to the entities constituting Party B and Beijing Cultural Investment Development Group Asset Management Co., Ltd. (the “Capital Increase Arrangement”) in which each entity of Party B is the nominal shareholder of Party C, and Party B will hold a total of 99% of the equity of Party C, representing Party C’s registered capital of RMB3,216,663;

2.

Party C is a limited liability company registered in Beijing, China, focusing on new business, new economy and providing related services. Party C intends to confirm the rights and obligations of the Pledgor and the Pledgee under the Agreement and provide necessary assistance to register the pledge;

3.

The Pledgee is a wholly foreign-funded enterprise registered in China. The Pledgee and Party C owned by the Pledgor entered into the Exclusive Business Cooperation Agreement (as defined below) in Beijing; the Pledgee, the Pledgor and Party C entered into the Exclusive Option Agreement (as defined below); and the Pledgor signed the Power of Attorney (as defined below) authorizing the Pledgee;

4.

In order to ensure that Party C and the Pledgor perform their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Power of Attorney, the Pledgor shall use all the equity held by it in Party C to pledge to the Pledgee as a security for the performance by Party C and the Pledgor of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Power of Attorney.

In order to fulfill the terms of the Transaction Documents, the Parties agree to enter into the Agreement on the following terms.

1.Definitions

Unless otherwise specified in the Agreement, the following words and expressions shall have the following meanings:

1.1

Pledge Right: means the security interest granted by the Pledgor to the Pledgee in accordance with Article 2 of the Agreement, i.e. the right that the Pledgee shall have to receive preferential compensation from the proceeds of discount on, auction or sale of, the Pledged Equity pledged by the Pledgor to the Pledgee.

1.2	Pledged Equity: means all the equity interests in Party C legally held by the Pledgor now and in the future.

1.3	Pledge Period: means the period specified in Article 3 of the Agreement.

1.4

Transaction Documents: mean the revised and restated exclusive business cooperation agreement entered into by and between Party C and the Pledgee on November 4, 2022 (the “Exclusive Business Cooperation Agreement”); the exclusive option agreement entered into by and among the Pledgor, the Pledgee and Party C on November 4, 2022 (the “Exclusive Option Agreement”); and the power of attorney signed by the Pledgor on November 4, 2022 (the “Power of Attorney”) , and any amendments, modifications and/or restatement to the foregoing.

1.5	Contractual Obligations: mean all the obligations of the Pledgor under the

Exclusive Option Agreement, the Power of Attorney and the Agreement; and all the obligations of Party C under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Agreement.

1.6

Secured Debts: mean all direct, indirect, derivative losses and loss of predictable benefits suffered by the Pledgee due to any default by the Pledgor and/or Party C or the invalidation, revocation or cancellation of any Transaction Documents. The basis for the amount of such losses includes, but is not limited to, the Pledgee’s reasonable business plan and profit forecast, the service fee payable by Party C under the Exclusive Business Cooperation Agreement, liquidated damages and related expenses, and all the costs and expenses incurred by the Pledgee to force the Pledgor and/or Party C to perform their Contractual Obligations.

1.7	Event of Default: means any of the circumstances listed in Article 7 of the Agreement.

1.8	Notice of Default: means the notice given by the Pledgee announcing a default hereunder.

2.Pledge Right

2.1

The Pledgor hereby agrees to pledge the Pledged Equity to the Pledgee in accordance with the provisions of the Agreement as a security for the performance of the Contractual Obligations and the repayment of the Secured Debts. Party C hereby agrees that the Pledgor will pledge the Pledged Equity to the Pledgee in accordance with the provisions of the Agreement.

2.2

The valid of the guarantee under the Agreement will not be affected by any modification or change of the Transaction Documents, and the guarantee under the Agreement is still valid for the obligations of the Pledgor and Party C under the revised Transaction Documents. If any Transaction Document becomes invalid, revoked or terminated for any reason, the Pledgee shall have the right to forthwith exercise the Pledge Right in accordance with the provisions of Article 8 of the Agreement.

2.3

During the Pledge Period, the Pledgee shall have the right to receive the bonuses or dividends generated by the Pledged Equity. Only with the prior written consent of the Pledgee, can the Pledgor receive dividends or bonuses for the Pledged Equity. The dividends or bonuses received by the Pledgor due to the Pledged Equity, net of the personal income tax paid by the Pledgor, shall be, according to the requirements of the Pledgee, (1) deposited in the account designated by the Pledgee and used as security for the Contractual Obligations and repayment of the Secured Debts, subject to the supervision of the Pledgee; or (2) donated to the Pledgee or the person designated by the Pledgee unconditionally under the premise of not violating Chinese laws.

2.4	Only with the prior written consent of the Pledgee, can the Pledgor increase the capital of Party C. The increased contribution of the Pledgor to the company’s registered capital due to the capital increase of the company also belongs to the Pledged Equity. After the capital increase is completed, the Pledgor shall promptly cooperate with the Pledgee to go through the procedures of the equity pledge registration for the increased capital contribution.

2.5

If it is required to dissolve or liquidate Party C in accordance with the mandatory provisions of Chinese laws, any benefits legally distributed to the Pledgor after the completion of the dissolution and liquidation procedures of Party C, shall be, according to the requirements of the Pledgee, (1) deposited in the account designated by the Pledgee and used as security for the  Contractual Obligations and repayment of the Secured Debts, subject to the supervision of the Pledgee; or (2) donated to the Pledgee or the person designated by the Pledgee unconditionally under the premise of not violating Chinese laws.

3.Pledge Period

3.1

The Pledge Right shall come into effect from the date when the Pledged Equity under the Agreement is registered with the corresponding administration for industry and commerce, and the Pledge Period shall continue until all Contractual Obligations are fulfilled and all Secured Debts are repaid. The Pledgor and Party C shall (1) register the Pledge Right under the Agreement in the register of shareholders of Party C within 3 working days from the effective date of the Agreement, and (2) apply to the corresponding administration for industry and commerce to register the Pledge Right under the Agreement within 15 working days from the date of execution of the Agreement. The Parties jointly confirm that in order to go through the registration procedures for the equity pledge, the Parties and other shareholders of Party C shall submit the Agreement or an equity pledge contract which is executed in accordance with the requirements of the administration for industry and commerce where Party C is located, and which truly reflects the pledge information under the Agreement (the “Pledge Contract for Industrial and Commercial Registration”) to the administration for industry and commerce. Matters uncovered in the Pledge Contract for Industrial and Commercial Registration shall still be subject to the provisions of the Agreement. The Pledgor and Party C shall submit all necessary documents and go through all necessary procedures in accordance with Chinese laws and regulations and the requirements of relevant administration for industry and commerce, so as to ensure that the Pledge Right is registered as soon as possible after the application is submitted.

3.2

During the Pledge Period, if the Pledgor and/or Party C fails to perform the Contractual Obligations or repay the Secured Debts, the Pledgee shall have the right but not the obligation to exercise the Pledge Right in accordance with the provisions of the Agreement.

4.Custody of Pledge Certificate

4.1

Within the Pledge Period specified in the Agreement, the Pledgor shall deliver the equity capital contribution certificate in Party C and the register of shareholders recording the Pledge Right to the Pledgee for custody within one week from the date of execution of the Agreement. The Pledgee will keep these documents during the entire Pledge Period specified in the Agreement.

5.Representations and Warranties of the Pledgor and Party C

The Pledgor and Party C hereby jointly and severally represent and warrant to Party A as follows on the date of signing the Agreement:

5.1	Party C is a limited liability company duly established and validly existing in accordance with Chinese laws;

5.2	The Pledgor is the only legal owner of the Pledged Equity;

5.3	The Pledgee shall have the right to dispose of and transfer the Pledged Equity in the manner specified in the Agreement;

5.4	Except for the Pledge Right, the Pledgor has not created any other pledge rights or other security interests on the Pledged Equity;

5.5

It has the power, capacity and authorization to execute, deliver, and perform its obligations under, the Agreement. Once executed, the Agreement will constitute legal, valid and binding obligations on it and may be enforced against it in accordance with the provisions hereof;

5.6	The Pledgor has obtained the consents and approvals (if required) of government authorities and third parties to execute, deliver and perform the Agreement; and

5.7

The execution, delivery and performance of the Agreement will not: (i) result in violation of any relevant Chinese laws; (ii) conflict with Party C’s articles of association or other organizational documents; (iii) result in a breach of, or constitute a breach under, any contract or document to which it is a party or to which it is bound; (iv) result in a breach of any condition relating to the grant and/or continuation of any license or approval issued to any Party; or (v) result in the suspension or revocation or imposition of conditions on any license or approval issued to any Party.

6.Undertakings of the Pledgor and Party C

6.1	During the term of the Agreement, the Pledgor and Party C undertake severally and not jointly to the Pledgee:

6.1.1	Except for the performance of the Transaction Documents, without the prior written consent of the Pledgee, the Pledgor shall not transfer the Pledged Equity or any part thereof, nor shall it create or permit the existence of any security or other encumbrances on the Pledged Equity; and Party C shall not agree to or assist in such acts;

6.1.2

The Pledgor and Party C shall abide by and implement all the laws and regulations related to the pledge of rights, and present to the Pledgee the notices, instructions or suggestions given or made by the competent authorities on the Pledge Right within ten (10) days after receiving such notices, instructions or suggestions, and follow such notices, instructions or suggestions at the same time, or submit objections and statements on such matters at the reasonable request of the Pledgee or with the consent of the Pledgee;

6.1.3

The Pledgor shall not conduct or allow any behavior or action that may adversely affect the interests involved in the Pledgee’s Contractual Obligations or the Pledged Equity. The Pledgor and Party C shall  notify the Pledgee in a timely manner of any event or notice received that may affect the rights of the Pledged Equity or any part thereof, and may change any warranties, obligations of the Pledgor in the Agreement or may affect the Pledgor’s performance of its obligations under the Agreement; and

6.1.4

Party C shall complete the registration procedures for extending the operation period (if necessary) within three (3) months prior to the expiration of its operation period, so that the validity of the Agreement may continue.

6.2

The Pledgor agrees that the Pledgee’s entitlement to the Pledge Right acquired in accordance with the provisions of the Agreement shall not be interrupted or hindered by the Pledgor or the Pledgor’s successors or the Pledgor’s principals or any other person through legal proceedings.

6.3

Each entity constituting the Pledgor severally and not jointly guarantees to the Pledgee that in order to protect or improve the security of the Contractual Obligations and the Secured Debts under the Agreement, the Pledgor shall honestly enter into, sign and execute, and shall procure other parties who have an interest in the Pledge Right to enter into, sign and execute, all title deeds, contracts required by the Pledgee, and/or shall perform, and shall procure other interested parties to perform, the actions required by the Pledgee, and facilitate the exercise of the rights and authorizations conferred by the Agreement on the Pledgee. The Pledgor shall sign all the documents related to the ownership of the Pledged Equity with the Pledgee or the natural person or legal person designated by the Pledgee, and provide the Pledgee with all the notices, orders and decisions concerning the Pledge Right that the Pledgee deems necessary within a reasonable period of time.

6.4

The Pledgor and Party C shall strictly abide by the provisions of the Agreement and other relevant agreements executed by each Party individually or jointly, including the Transaction Documents, perform the obligations under the Transaction Documents, and refrain from any act/omission that would affect the validity and enforceability of the Agreement. Unless in accordance with the written instructions of the Pledgee, the Pledgor shall not exercise its right retained in the Pledged Equity.

6.5

Each entity constituting the Pledgor severally and non-jointly guarantees to the Pledgee that the Pledgor will abide by and perform all the warranties, undertakings, agreements, representations and conditions under the Agreement. If the Pledgor fails to perform or fully perform its warranties, undertakings, agreements, representations and conditions, the Pledgor shall constitute a default of the Agreement and shall compensate the Pledgee for all losses suffered thereby.

7.Events of Default

7.1	The following events are deemed as events of default:

7.1.1	The Pledgor’s default of any of its obligations under the Transaction Documents and/or the Agreement; and

7.1.2	Party C’s default of any of its obligations under the Transaction Documents and/or the Agreement;

7.2

If the Pledgor and Party C are aware of or discover that any of the matters set out in this Paragraph 7.1 or any event that may result in any such matters has occurred, the the Pledgor and Party C shall notify the Pledgee in writing in a timely manner.

7.3

Unless any of the events of default under Paragraph 7.1 has been rectified as required by the Pledgee within twenty (20) days after the Pledgee gives a notice of rectification to the Pledgee and/or Party C, the Pledgee may give a written notice of default the Pledgor at any time thereafter, requesting to exercise the Pledge Right in accordance with Article 8 hereof.

8.Exercise of Pledge Right

8.1	When the Pledgee exercises its Pledge Right, the Pledgee shall give a written notice of default to the Pledgor.

8.2	Subject to the provisions of Paragraph 7.3, the Pledgee may exercise the right to dispose of the Pledge Right at any time after the notice of default is given in accordance with Paragraph 8.1.

8.3

The Pledgee shall have the right to exercise all rights and reliefs for default that it may have in accordance with Chinese laws, Transaction Documents and the terms of the Agreement after giving the notice of default in accordance with Paragraph 8.1, including but not limited to discounting the Pledged Equity or auctioning or selling the Pledged Equity, and receiving preferential compensation from the proceeds of discount on, auction or sale of, the Pledged Equity. The Pledgee shall not be liable for any losses caused by its reasonable exercise of such rights and powers.

8.4

The proceeds obtained by the Pledgee from exercising the Pledge Right shall give priority to paying the taxes and fees payable due to the disposal of the Pledged Equity, as well as performing the Contractual Obligations to the Pledgee and repaying the Secured Debts. If there is a balance after deducting the aforementioned amounts, the Pledgee shall return the balance to the Pledgor or other persons who are entitled to the amount according to relevant laws and regulations, or deposit it with the notary office where the Pledgor is located, with all expenses arising therefrom to be borne by the Pledgor; to the extent permitted by Chinese laws, the Pledgor shall unconditionally donate such funds to the Pledgee or the person designated by the Pledgee.

8.5

The Pledgee shall have the right to choose to exercise any reliefs for default it may have at the same time or successively. Before exercising the right under the Agreement to receive preferential compensation from the proceeds of discount on, auction or sale of, the Pledged Equity, the Pledgee does not need to exercise other relief for default.

8.6	The Pledgee shall have the right to designate in writing its lawyer or other agent to exercise the Pledge Right, to which neither the Pledgor nor Party C shall raise any objection.

8.7	When the Pledgee disposes of the Pledged Equity in accordance with the Agreement, the Pledgor and Party C shall provide necessary assistance to enable the Pledgee to realize the Pledge Right.

9.Liabilities for Default

9.1

If the Pledgor or Party C is substantially in default of any provision of the Agreement, the Pledgee shall have the right to terminate the Agreement and/or demand Pledgor or Party C to pay compensatory damages; the provision of this Paragraph 9 shall not prejudice any other rights of Pledgee under the Agreement;

9.2	Unless otherwise provided by laws, the Pledgor or Party C shall have no right to unilaterally terminate or rescind the Agreement under any circumstances.

10.Transfer

10.1	Unless the Pledgee agrees in advance, the Pledgor and Party C shall have no right to donate or transfer their rights and obligations under the Agreement.

10.2	The Agreement shall be binding on the Pledgor and its successors and permitted assigns, and shall be valid to the Pledgor and each of its successors and assigns.

10.3	The Pledgee may at any time transfer all or any of its rights and obligations under the Transaction Documents and the Agreement to the person it designates. In this case, the assign shall have and assume the rights and obligations that the Pledgee has and assumes under the Transaction Documents and the Agreement, as if it should have had and assumed as a party hereto and thereto.

10.4After the change of the pledgee due to the transfer, at the request of the Pledgee, the Pledgor and/or Party C shall enter into a new pledge agreement with the new pledgee with the content consistent with the Agreement, and file the new pledge agreement for registration with the corresponding administration for industry and commerce.

11.Termination

11.1

After the Pledgor and Party C have fully and completely performed all Contractual Obligations and repaid all Secured Debts in full, the Pledgee shall, at the request of the Pledgor, release the pledge of the Pledged Equity hereunder as soon as reasonably practicable, cooperate with the Pledgor to cancel the registration of the equity pledge made in the register of shareholders of Party C, and go through the procedures of deregistration of the pledge in the relevant administration for industry and commerce.

11.2	The provisions of Articles 9, 13, and 14 and this Paragraph 11.2 of the Agreement shall survive the termination of the Agreement.

12.Fees and Other Expenses

All fees and actual expenses related to the Agreement, including but not limited to legal fees, production costs, stamp duty and any other taxes and fees, shall be borne by Party C.

13.Confidentiality

The Parties acknowledge and confirm that any oral or written information exchanged with each other regarding the Agreement, its content and the preparation or performance of the Agreement are considered confidential information. The Parties shall treat in confidence all such confidential information, and shall not disclose any confidential information to any third party without the written consent of the other party, except for any information: (a) available or to be available to the public (other than disclosed to the public by the party receiving the confidential information); (b) required to be disclosed in accordance with applicable laws and regulations, stock exchange rules, or orders from government departments or courts; or (c) disclosed by a Party to its shareholders, directors, employees, legal or financial advisors necessary and requisite for the transactions contemplated herein, but such shareholders, directors, employees, legal or financial advisors are also subject to a duty of confidentiality similar to this clause. If any Party’s shareholders, directors, employees or retained agencies divulge or reveal the confidential information, it shall be deemed that the Party divulges or reveals such confidential information, and the Party shall be liable for default therefor in accordance with the

Agreement.

14.Governing Laws and Settlement of Disputes

14.1	The conclusion, effectiveness, interpretation, construction, performance, amendment, modification, termination and settlement of disputes of the Agreement shall be governed by Chinese laws.

14.2

Any dispute arising from or in connection with the interpretation, construction and performance of the Agreement shall first be settled by the Parties through amiable negotiation. If the dispute cannot be settled through negotiation, any Party may submit the dispute to the China International Economic and Trade Arbitration Commission for settlement by arbitration in accordance with its arbitration procedures and rules in effect at that time. The arbitration shall be conducted in Beijing. The arbitral award is final and binding on the Parties.

14.3

When any dispute arises from the interpretation, construction and performance of the Agreement or any dispute is under arbitration, except for the disputed matters, the Parties shall continue to exercise their respective rights, and perform their respective obligations, under the Agreement.

15.Notices

15.1

All notices and other communications required or given under the Agreement shall be delivered personally, by registered mail, postage prepaid, or by commercial courier service or by facsimile to other Parties at the addresses listed below. Each notice shall also be delivered by e-mail. The date on which such a notice is deemed to have been effectively served is determined as follows:

15.2	If the notice is sent by personal delivery, courier service or registered mail, postage prepaid, the effective service date is the date of delivery or rejection at the address set for notices.

15.3	If the notice is sent by fax, the effective service date shall be the date of successful transmission (evidenced by the automatically generated transmission confirmation information).

15.4	For the purpose of notices, the addresses of the Parties are as follows:

Party A:

Beijing Dakr Information Technology Co., Ltd.

Address:	Floor 5, Tower A1, Junhao Central Park Plaza, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing
Attn:	Wei Lin
Tel:	13601306068

Party B:

1. Tianjin Zhang Gongzi Technology Partnership (Limited Partnership)

Address:	Floor 11, Hengqin Life Insurance Building, No. 108 Jianguo Road, Chaoyang District, Beijing
Attn:	Li Bingjie
Tel:	13581997328

2. Shenzhen Guohong No. 2 Enterprise Management Partnership (Limited Partnership)

Address:	Floor 10, Building 4, Phase 1, Excellence City, Shangmeilin, Futian District, Shenzhen
Attn:	Xian Handi
Tel:	15507579439

3. Ningbo	Meishan Bonded Port Area Tianhong Lvheng Investment Management Partnership (Limited Partnership)
Address:	Room 1202, Tower B, Global Trade Center, No. 36 North 3rd Ring East Road, Dongcheng District, Beijing
Attn:	Zhang Yusong
Tel:	13681539013

Party C:

Beijing Duokr Information Technology Co., Ltd.

Address:	Floor 5, Tower A1, Junhao Central Park Plaza, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing
Attn:	Wei Lin
Tel:	13601306068

15.5	Any Party may change its address for receiving notices at any time by giving a notice to other Parties in accordance with this article.

16.Severability

If any one or more provisions of the Agreement are held to be invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality or enforceability of the remaining provisions of the Agreement shall not be affected or impaired thereby in any way. The Parties shall negotiate in good faith to try to replace such invalid, illegal or unenforceable provisions with valid provisions to the fullest extent permitted by laws and expected by the Parties, and the economic effects of such valid provisions shall be as similar as possible to those of invalid, illegal or unenforceable provisions.

17.Entire Agreement

Except for the written amendments, supplements or modifications made after the execution of the Agreement, the Agreement constitutes the complete agreement among the Parties on the subject matter of the Agreement, and supersedes all previous oral or written negotiations, representations and agreements on the subject matter of the Agreement. The format agreement on pledge executed by the Parties otherwise for the purpose of industrial and commercial registration is only for the purpose of industrial and commercial registration and does not affect the validity of the Agreement.

18.Appendices

The appendices listed herein constitute an integral part of the Agreement.

19.Effectiveness

18.1	The Agreement shall take effect on the date of execution of the Capital Increase Agreement under the Capital Increase Arrangement specified in Paragraph 1 of the “Whereas” section of the Agreement.

18.2	Any amendments, supplements or changes to the Agreement must be in writing and take effect after being signed or stamped by the Parties.

20.Miscellaneous

If the Parties need to sign relevant documents on equity pledge under the Agreement in accordance with relevant laws and regulations, requirements of stock exchanges or other relevant government authorities in order to perform the Agreement (collectively, the “ Government-Required Documents”), the Parties shall cooperate in signing the Government-Required Documents otherwise in accordance with relevant documents at that time. The Parties agree that the provisions of the Agreement shall be deemed as supplements and/or changes to the Government-Required Documents, and have the same legal effect as the Government-Required Documents. The Government-Required Documents and the Agreement together constitute the entire agreement between the Parties with respect to the subject matter of the Agreement; however, in the event of any conflict between the Government-Required Documents and the Agreement, the provisions of the Agreement shall still prevail.

21.Counterparts

The Agreement is written in Chinese and executed in six counterparts, with each Party holding one counterpart respectively, and the residual one counterpart filed for registration.

[There is no text below]

IN WITNESS WHEREOF, the Parties hereto have procured their respective duly authorized representatives to execute the Equity Pledge Agreement on the date first written above.

Party A:

Beijing Dakr Information Technology Co., Ltd. (seal)

Signed by:

Title:

IN WITNESS WHEREOF, the Parties hereto have procured their respective duly authorized representatives to execute the Equity Pledge Agreement on the date first written above.

Party B:

Tianjin Zhang Gongzi Technology Partnership (Limited Partnership) (seal)

Signed by:

Title:

IN WITNESS WHEREOF, the Parties hereto have procured their respective duly authorized representatives to execute the Equity Pledge Agreement on the date first written above.

Party B:

Shenzhen Guohong No. 2 Enterprise Management Partnership (Limited Partnership) (seal)

Signed by:

Title:

IN WITNESS WHEREOF, the Parties hereto have procured their respective duly authorized representatives to execute the Equity Pledge Agreement on the date first written above.

Party B:

Ningbo Meishan Bonded Port Area Tianhong Lvheng Investment Management Partnership (Limited Partnership) (seal)

Signed by:

Title:

IN WITNESS WHEREOF, the Parties hereto have procured their respective duly authorized representatives to execute the Equity Pledge Agreement on the date first written above.

Party C:

Beijing Duokr Information Technology Co., Ltd. (seal)

Signed by:

Title:

Appendices:

1.	Register of Shareholders of Party C;

2.	Party C’s Capital Contribution Certificate.